Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 1 DATED AUGUST 21, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

RSE Aspect Promenade Controlled Subsidiary - Hollywood, FL - Update

On July 18th, 2018, we acquired additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”), for an initial purchase price of approximately $7,486,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Second RSE Aspect Promenade Investment”). The RSE Aspect Promenade Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property called Park Colony totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (the “Park Colony Apartments”). On August 15th, 2018, we increased our Second RSE Aspect Promenade investment amount to approximately $12,316,000 by purchasing an affiliated entity of the seller that had maintained a 20% ownership of the Park Colony Apartments. We now own 51% of the Park Colony Apartments and ALA maintains their 49% ownership.